Exhibit 99.5

FIRST AMENDMENT TO

MAKEMYTRIP

2010 SHARE INCENTIVE PLAN

THIS FIRST AMENDMENT (this “Amendment”) to the MakeMyTrip 2010 Share Incentive Plan, is made and adopted by the Board of Directors (the “Board”) of MakeMyTrip Limited (the “Company”), effective as of October 18, 2016 (the “Effective Date”). All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Plan (as defined below).

RECITALS

WHEREAS, the Company maintains MakeMyTrip 2010 Share Incentive Plan (the “Plan”);

WHEREAS, pursuant to Section 11.3 of the Plan, the Board has the authority to amend or modify the Plan from time to time; and

WHEREAS, the Board believes it is in the best interests of the Company and its stockholders to amend the Plan as set forth herein.

NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby amended as follows, effective as of the Effective Date:

AMENDMENT

1.	Section 3.1(a) of the Plan is hereby amended and restated in its entirety as follows:

“(a) Subject to Section 12.2 and Section 3.1(b) the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan is equal to 7,662,009 Shares.”

2.	This Amendment shall be and is hereby incorporated into and forms a part of the Plan.

3.	Except as expressly provided herein, all terms and conditions of the Plan shall remain in full force and effect.

[Signature page follows]

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I hereby certify that the foregoing Amendment was duly adopted by the Board of Directors of MakeMyTrip Limited on October 18, 2016.

Executed on this 18 day of October, 2016.

By:	/s/ Mohit Kabra
Name: Mohit Kabra Title: Group CFO